# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD, CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common shares, par value US$0.001 per share
Address of issuer's principal executive offices: NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100085
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0000950123-11-055171
Filed by CIK 0001472789
Persons authorized to receive notices and communications: Andrew Y. Yan, Suite 2516-2520, Two Pacific Place, 88 Queensway, Hong Kong, Hong Kong (K3), 00000, 852-2918-2200

## Reporting persons
- SAIF Partners IV L.P. (CIK 0001472789): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to items 7&9&11: Such 10,780,820 Common Shares of the Issuer are held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares (as defined in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "2023 Annual Report")). SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.
  
  Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.87% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,268,856 shares (including 99,638,043 Common Shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2024, taking into account the issuance of the Exchange Shares, according to the 2023 Annual Report.
- SAIF IV GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to items 7&9&11: Such 10,780,820 Common Shares of the Issuer are held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares. SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.
  
  Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.87% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,268,856 shares (including 99,638,043 Common Shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2024, taking into account the issuance of the Exchange Shares, according to the 2023 Annual Report.
- SAIF IV GP Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to items 7&9&11: Such 10,780,820 Common Shares of the Issuer are held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares. SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.
  
  Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.87% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,268,856 shares (including 99,638,043 Common Shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2024, taking into account the issuance of the Exchange Shares, according to the 2023 Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value US$0.001 per share
Name of issuer: SINOVAC BIOTECH LTD
Address of issuer's principal executive offices: NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100085
Comment: This Amendment No.14 to Schedule 13D is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (each, a "Reporting Person," and collectively, the "Reporting Persons"), to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the "Common Shares"), of Sinovac Biotech Ltd. (the "Issuer"), filed by the Reporting Persons on May 31, 2011, as amended by Amendment No.1 to Schedule 13D filed on August 23, 2011, Amendment No.2 to Schedule 13D filed on September 30, 2011, Amendment No.3 to Schedule 13D filed on November 29, 2011, Amendment No.4 to Schedule 13D filed on December 30, 2011, Amendment No.5 to Schedule 13D filed on February 2, 2016, Amendment No. 6 to Schedule 13D filed on June 26, 2017, Amendment No. 7 to Schedule 13D filed on December 12, 2022, Amendment No. 8 to Schedule 13D filed on March 15, 2023, Amendment No. 9 to Schedule 13D filed on May 25, 2023, Amendment No. 10 to Schedule 13D filed on September 15, 2023, Amendment No. 11 to Schedule 13D filed on December 1, 2023, Amendment No. 12 to Schedule 13D filed on June 17, 2024, and Amendment No. 13 to Schedule 13D filed on September 12, 2024 (the "Original Schedule 13D"). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented in previous amendments and herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 2. Identity and Background
Name of person filing:
SAIF Partners IV L.P.

SAIF IV GP L.P.

SAIF IV GP Capital Ltd.
Residence or business address: The principal office of the Reporting Person is located at SAIF Advisors Limited; Suite 2516-2520, Two Pacific Place, 88 Queensway, Hong Kong.
Present principal occupation or employment: The principal business of SAIF Partners IV L.P. is to make investment in companies based in or having a principal place of business in the Asia-Pacific region, the principal business of SAIF IV GP L.P. and SAIF IV GP Capital Ltd. is to serve as the general partners of various investment vehicles.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, Mr. Yan have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, Mr. Yan have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are organized under the laws of the Cayman Islands.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

Each Reporting Person may be deemed to have beneficial ownership of an aggregate of 10,780,820 shares of Common Shares, which represents approximately 15.00% of the total Common Shares of the Issuer issued and outstanding as of March 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 10,780,820 shares of Common Shares of the Issuer.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, and to the knowledge of the Reporting Persons, none of the Reporting Persons has not affected any transaction in the Common Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, and to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of the Issuer owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

On February 18, 2025, the Seller and the Buyer entered into an amendment No.7 to the Investment Agreement (the "Amendment No.7") to extend the period of the Buyer's right of first refusal period ("ROFR Period"), during which the Buyer has a right to elect to purchase all of the shares of the Issuer that the Seller would sell to any person (other than any of its affiliate or an existing limited partner) at the same price and subject to the same material terms and conditions proposed by such person under the Investment Agreement (as amended), to May 25, 2025. As a result of this extension of the ROFR Period, the period during which the Buyer may exercise the Put Option is also extended in the following manner: (i) if the Buyer and the Seller enter into a share purchase agreement with respect to any shares of the Issuer by May 25, 2025, the Seller may exercise the Put Option prior to the closing of the sales under such share purchase agreement to sell the Put Option Shares to the Buyer; and (ii) if no such share purchase agreement is executed by May 25, 2025, the Seller may exercise the Put Option within 15 business days immediately after May 25, 2025 to sell the Put Option Shares to the Buyer.

References to each of the Investment Agreement and the Amendment No.7 in this Statement are qualified in their entirety by reference to the Investment Agreement and the Amendment No.7, which are attached hereto as exhibits or incorporated herein by reference as if set forth in their entirety herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 Joint Filing Agreement by and among SAIF Partners IV L.P., SAIF IV GP L.P. and SAIF IV GP Capital Ltd., dated as of June 27, 2017.

Exhibit 7.02 Investment Agreement dated November 1, 2022 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.03 Amendment No.1 to Investment Agreement dated March 15, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.04 Amendment No.2 to Investment Agreement dated May 25, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.05 Amendment No.3 to Investment Agreement dated September 15, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.06 Amendment No.4 to Investment Agreement dated December 1, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.07 Amendment No.5 to Investment Agreement dated June 13, 2024 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.08 Amendment No.6 to Investment Agreement dated September 12, 2024 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.09 Amendment No.7 to Investment Agreement dated February 18, 2025 between SAIF Partner IV L.P. and YZ Healthcare L.P.

## Signatures
- SAIF Partners IV L.P.: /s/Andrew Y. Yan, Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P. (02/19/2025)
- SAIF IV GP L.P.: /s/Andrew Y. Yan, Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P. (02/19/2025)
- SAIF IV GP Capital Ltd.: /s/Andrew Y. Yan, Director of SAIF IV GP Capital Ltd. (02/19/2025)